Exhibit 3.3

AMENDMENT TO BYLAWS

OF

WILLIS LEASE FINANCE CORPORATION

Section 3.09 of Article III of the Bylaws of Willis Lease Finance Corporation is hereby amended and restated in full as follows:

SECTION 3.09   SPECIAL MEETINGS.  Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President, any Vice President, the Corporate Secretary or any two (2) directors.  Except as otherwise provided by law or by these Bylaws, notice of the time and place of each such special meeting shall be mailed to each director, addressed to him at his residence or usual place of business, at least five (5) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegraph, cable, fascimile or e-mail or be delivered personally not less than forty-eight (48) hours before the time at which the meeting is to be held.  Except where otherwise required by law or by these Bylaws, notice of the purpose of a special meeting need not be given.  Notice of any meeting of the Board shall not be required to be given to any director who signs a waiver of notice, whether before or after the meeting, or who attends the meeting, without protesting prior thereto or at its commencement, the lack of notice to such director.

CERTIFICATE OF CORPORATE SECRETARY

The undersigned, being the duly elected Corporate Secretary of Willis Lease Finance Corporation, a Delaware corporation, hereby certifies that the Bylaws to which this Certificate is attached were duly adopted by the Board of Directors of said corporation on November 13, 2001.

Corporate Secretary